Exhibit 12

WMS INDUSTRIES INC.

Computation of Ratio of Earnings to Fixed Charges

	(in thousands except ratio information)
	Fiscal Year Ended June 30,
	2000		2001		2002		2003	2004
Earnings
Pre-tax income (loss) from continuing operations	$71,438		$49,987		$15,450		$(15,031)	$(3,033)
Add back fixed charges:
Fixed charges	449		605		589		711	4,482

Earnings (loss)	$71,887		$50,592		$16,039		$(14,320)	1,449

Fixed Charges
Interest expense, including expense amortization	$—		$—		$—		$44	$3,798
Interest portion of rent expense	449		605		589		667	684

Total Fixed Charges	$449		$605		$589		$711	$4,482
Ratio of Earnings to Fixed Charges	160.1	x	83.6	x	27.2	x	(1)	(1)

(1) Our earnings were inadequate to cover fixed charges for the year ended June 30, 2003 by approximately $15.0 million and for the year ended June 30, 2004 by approximately $3.0 million.